UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200,

Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 11, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

September 30, 2016

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 18

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
	$		$		$		$
Revenue		206,559		200,635		598,892		586,230
Cost of sales		161,705		157,838		461,140		464,010

Gross profit		44,854		42,797		137,752		122,220

Selling, general and administrative expenses		27,338		17,927		77,004		58,307
Research expenses		2,287		2,499		7,563		6,706

		29,625		20,426		84,567		65,013

Operating profit before manufacturing facility closures, restructuring and other related charges		15,229		22,371		53,185		57,207

Manufacturing facility closures, restructuring and other related charges (Note 4)		6,329		181		10,152		983

Operating profit		8,900		22,190		43,033		56,224

Finance costs (income) (Note 3)
Interest		1,158		919		3,162		2,517
Other expense (income), net		270		(651)		590		(897)

		1,428		268		3,752		1,620
Earnings before income tax expense		7,472		21,922		39,281		54,604
Income tax expense (Note 5)
Current		30		3,281		5,303		5,593
Deferred		1,192		2,987		4,540		9,831

		1,222		6,268		9,843		15,424

Net earnings		6,250		15,654		29,438		39,180

Earnings per share (Note 6)
Basic		0.11		0.26		0.50		0.65
Diluted		0.10		0.26		0.49		0.64

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
	$		$		$		$
Net earnings		6,250		15,654		29,438		39,180

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the change in the deferred income tax expense of $237 and income tax benefit of $383 for the three and nine months ended September 30, 2016, respectively, and change in the deferred income tax benefit of $461 and of $563 for the three and nine months ended September 30, 2015, respectively).		388		(752)		(625)		(918)
Change in cumulative translation adjustments		(235)		(5,058)		3,846		(10,461)

Items that will be subsequently reclassified to net earnings		153		(5,810)		3,221		(11,379)

Comprehensive income for the period		6,403		9,844		32,659		27,801

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Nine months ended September 30, 2015

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock					Accumulated other comprehensive loss
	Number	Amount		Contributed surplus		Cumulative translation adjustment account		Reserve for cash flow hedge		Total		Deficit		Total equity attributable to the Company's shareholders
		$		$		$		$		$		$		$
Balance as of December 31, 2014	60,435,826		357,840		24,493		(8,113)		—		(8,113)		(146,720)		227,500

Transactions with owners
Exercise of stock options (Note 6)	596,250		1,253												1,253
Excess tax benefit on exercised stock options			1,852		(1,852)										—
Excess tax benefit on outstanding stock awards					(2,722)										(2,722)
Stock-based compensation expense (Note 6)					2,685										2,685
Stock-based compensation expense credited to capital on options exercised (Note 6)			615		(615)										—
Deferred Share Units settlement, net of required minimum tax withholding (Note 6)	6,397		65		(218)										(153)
Repurchases of common shares (Note 6)	(2,120,588)		(16,028)										(9,941)		(25,969)
Dividends on common shares (Note 6)													(22,117)		(22,117)

	(1,517,941)		(12,243)		(2,722)								(32,058)		(47,023)

Net earnings													39,180		39,180

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of the change in deferred income tax benefit of $563) (Note 7)									(918)		(918)				(918)
Change in cumulative translation adjustments							(10,461)				(10,461)				(10,461)

							(10,461)		(918)		(11,379)				(11,379)

Comprehensive income for the period							(10,461)		(918)		(11,379)		39,180		27,801

Balance as of September 30, 2015	58,917,885		345,597		21,771		(18,574)		(918)		(19,492)		(139,598)		208,278

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Nine months ended September 30, 2016

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock					Accumulated other comprehensive loss
	Number	Amount		Contributed surplus		Cumulative translation adjustment account		Reserve for cash flow hedge		Total		Deficit		Total equity attributable to the Company's shareholders		Non- controlling interest		Total equity
		$		$		$		$		$		$		$		$		$
Balance as of December 31, 2015	58,667,535		347,325		23,298		(20,407)		(272)		(20,679)		(133,216)		216,728		—		216,728

Transactions with owners
Exercise of stock options (Note 6)	125,000		822												822				822
Excess tax benefit on exercised stock options			195		(195)										—				—
Excess tax benefit on outstanding stock awards					2,773										2,773				2,773
Stock-based compensation expense (Note 6)					4,119										4,119				4,119
Stock-based compensation expense credited to capital on options exercised (Note 6)			259		(259)										—				—
Repurchases of common shares (Note 6)	(147,200)		(862)										(835)		(1,697)				(1,697)
Dividends on common shares (Note 6)													(23,424)		(23,424)				(23,424)

	(22,200)		414		6,438								(24,259)		(17,407)				(17,407)

Net earnings													29,438		29,438				29,438

Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of change in deferred income tax benefit of $383) (Note 7)									(625)		(625)				(625)				(625)
Change in cumulative translation adjustments							3,846				3,846				3,846				3,846

							3,846		(625)		3,221				3,221				3,221

Comprehensive income for the period							3,846		(625)		3,221		29,438		32,659				32,659

Non-controlling interest arising from the acquisition of Powerband (Note 9)																	2,054		2,054

Balance as of September 30, 2016	58,645,335		347,739		29,736		(16,561)		(897)		(17,458)		(128,037)		231,980		2,054		234,034

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
	$		$		$		$
OPERATING ACTIVITIES
Net earnings		6,250		15,654		29,438		39,180
Adjustments to net earnings
Depreciation and amortization		7,673		6,613		22,305		20,286
Income tax expense		1,222		6,268		9,843		15,424
Interest expense		1,158		919		3,162		2,517
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges		3,803		(115)		4,987		(215)
Write down of inventories, net		678		47		1,905		403
Stock-based compensation expense		2,450		(1,226)		6,586		901
Pension and other post-retirement benefits expense		700		862		2,110		2,025
Loss (gain) on foreign exchange		7		(927)		(153)		(1,594)
Other adjustments for non cash items		(200)		(909)		247		(680)
Income taxes paid, net		(3,573)		(1,953)		(5,737)		(5,018)
Contributions to defined benefit plans		(254)		(271)		(942)		(1,472)

Cash flows from operating activities before changes in working capital items		19,914		24,962		73,751		71,757

Changes in working capital items
Trade receivables		(2,788)		(4,052)		(11,844)		(7,559)
Inventories		1,373		9,300		(10,185)		(2,535)
Parts and supplies		(320)		(397)		(857)		(1,202)
Other current assets		(675)		4,087		638		6,221
Accounts payable and accrued liabilities		1,711		31		(9,259)		(5,383)
Provisions		2,449		(134)		2,479		(886)

		1,750		8,835		(29,028)		(11,344)

Cash flows from operating activities		21,664		33,797		44,723		60,413

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired		(43,396)		99		(43,396)		(15,234)
Purchases of property, plant and equipment		(12,498)		(10,639)		(35,802)		(25,787)
Other investing activities		(165)		1,297		(210)		1,495

Cash flows from investing activities		(56,059)		(9,243)		(79,408)		(39,526)

FINANCING ACTIVITIES
Proceeds from long-term debt		66,095		28,848		155,398		161,446
Repayment of long-term debt		(28,735)		(34,024)		(104,324)		(125,688)
Interest paid		(1,117)		(962)		(3,340)		(2,582)
Proceeds from exercise of stock options		344		849		822		1,253
Repurchases of common shares		—		(11,149)		(1,697)		(24,681)
Dividends paid		(8,235)		(7,736)		(23,318)		(22,193)
Other financing activities		(161)		(123)		(161)		(151)

Cash flows from financing activities		28,191		(24,297)		23,380		(12,596)

Net (decrease) increase in cash		(6,204)		257		(11,305)		8,291
Effect of foreign exchange differences on cash		(1,177)		(1,437)		(668)		(2,550)
Cash, beginning of period		13,023		15,263		17,615		8,342

Cash, end of period		5,642		14,083		5,642		14,083

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2016 (Unaudited)		December 31, 2015 (Audited)
	$		$
ASSETS
Current assets
Cash		5,642		17,615
Trade receivables		93,449		78,517
Inventories		110,780		100,551
Parts and supplies		16,209		15,265
Other current assets		11,241		8,699

		237,321		220,647
Property, plant and equipment		216,495		198,085
Goodwill		45,027		7,476
Intangible assets		11,350		12,568
Deferred tax assets		45,334		45,308
Other assets		3,457		3,178

Total assets		558,984		487,262

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		77,558		82,226
Provisions		4,688		2,209
Installments on long-term debt		5,991		5,702

		88,237		90,137
Long-term debt		200,158		147,134
Pension and other post-retirement benefits		30,636		29,292
Other liabilities		2,950		1,029
Provisions		2,969		2,942

		324,950		270,534

EQUITY
Capital stock (Note 6)		347,739		347,325
Contributed surplus		29,736		23,298
Deficit		(128,037)		(133,216)
Accumulated other comprehensive loss		(17,458)		(20,679)

Total equity attributable to the Company's shareholders		231,980		216,728
Non-controlling interest		2,054		—

Total equity		234,034		216,728

Total liabilities and equity		558,984		487,262

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2016

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1- GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

The Parent Company is the Company’s ultimate parent.

2- ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of September 30, 2016 and December 31, 2015, as well as its consolidated earnings, comprehensive income, changes in equity and cash flows for the three and nine months ended September 30, 2016 and 2015.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on November 10, 2016.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 16 – Leases which will replace IAS 17 – Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3- INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
	$		$		$		$
Employee benefit expense
Wages, salaries and other short-term benefits		40,064		36,320		119,396		108,321
Termination benefits		936		295		1,220		1,133
Stock-based compensation expense (benefit)		2,449		(1,226)		6,586		901
Pensions and other post-retirement benefits – defined benefit plans		723		887		2,178		2,098
Pensions and other post-retirement benefits – defined contribution plans		1,150		951		3,528		2,926

		45,322		37,227		132,908		115,379

Finance costs (income) – interest
Interest on long-term debt		1,205		977		3,470		2,639
Amortization of debt issue costs on long-term debt		108		110		324		331
Interest capitalized to property, plant and equipment		(155)		(168)		(632)		(453)

		1,158		919		3,162		2,517

Finance costs (income) – other expense (income), net
Foreign exchange loss (gain)		6		(891)		(164)		(1,561)
Other costs, net		264		240		754		664

		270		(651)		590		(897)

Additional information
Depreciation of property, plant and equipment		7,380		6,261		21,397		19,553
Amortization of intangible assets		293		352		908		733
Impairment (reversal of impairment) of assets		4,484		(46)		7,081		206

4- MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following tables describe the charges incurred by the Company which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30, 2016								Nine months ended September 30, 2016
	TaraTape Closure	South Carolina Flood		Other projects		Total		TaraTape Closure	South Carolina Flood		Other projects		Total
		$		$		$			$		$		$
Impairment (reversal of impairment) of property, plant and equipment	3,144		—		—		3,144	3,144		620		(130)		3,634
Impairment of intangible assets	387		—		—		387	387		—		—		387
Equipment relocation	—		—		212		212	—		—		711		711
Revaluation and impairment of inventories	272		—				272	272		694		—		966
Termination benefits and other labor related expense	945		1		19		965	945		50		405		1,400
Idle facility costs	75		1,015		16		1,106	75		2,526		158		2,759
Insurance proceeds	—		—		—		—	—		(483)		—		(483)
Professional fees	—		51		—		51	—		586		—		586
Other costs	192		—		—		192	192		—		—		192

	5,015		1,067		247		6,329	5,015		3,993		1,144		10,152

	Three months ended September 30, 2015	Nine months ended September 30, 2015
	Other Projects	Other Projects
	$	$
Reversal of impairment of property, plant and equipment	(103)	(240)
Reversal of impairment of parts and supplies	(15)	(56)
Equipment relocation	59	130
Revaluation and impairment of inventories	3	81
Termination benefits and other labor related costs	72	753
Other costs	165	315

	181	983

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company intends to close its Fairless Hills, Pennsylvania manufacturing facility by the end of the first quarter of 2017 and leverage production capacity in its Carbondale, Illinois and Danville, Virginia manufacturing facilities (“TaraTape Closure”).

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently.

The Company received a total of $5.0 million in insurance claim settlement proceeds in the second quarter of 2016 related to the South Carolina Flood of which $0.5 million was recorded in manufacturing facility closures, restructuring and other related charges and is presented in the table above under insurance proceeds, and $4.5 million was recorded in cost of sales. Refer to Note 10 for more information on the insurance claim settlement.

The incremental costs of relocating the Columbia, South Carolina manufacturing facility are included in the table above under Other projects for 2016 and 2015. In 2015, Other projects in the table above also includes costs related to the Richmond, Kentucky manufacturing facility closure, and consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah.

5- INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Income tax expense	$1,222	$6,268	$9,843	$15,424
Earnings before income tax expense	$7,472	$21,922	$39,281	$54,604
Effective tax rate	16.4%	28.6%	25.1%	28.2%

[GRAPHIC APPEARS HERE]

6- CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of September 30, 2016 and December 31, 2015 were 58,645,335 and 58,667,535, respectively.

Dividends

On August 10, 2016, the Board of Directors amended the Company’s dividend policy to increase the annualized dividend from $0.52 to $0.56 per share.

The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235

Share Repurchases

On July 10, 2015, the Company entered into a normal course issuer bid (“NCIB”) which entitled the Company to repurchase for cancellation up to 4,000,000 of the Company’s common shares issued and outstanding. The NCIB which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of September 30, 2016, 4,000,000 shares remained available for repurchase under the NCIB.

The following table summarizes information related to share repurchases:

	Three months ended September 30,			Nine months ended September 30,
	2016	2015		2016		2015
Common shares repurchased	—		1,153,500		147,200		2,120,588
Average price per common share including commissions	—	CDN$	14.38	CDN$	15.77	CDN$	15.73
Total purchase price including commissions	—		$12,490		$1,697		$25,969
Carrying value of the common shares repurchased	—		$7,726		$862		$16,028
Share repurchase premium (1)	—		$4,764		$835		$9,941

(1) The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Earnings Per Share

The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Basic	58,696,647	59,785,871	58,670,099	59,992,401
Effect of stock options	881,393	865,156	815,073	924,375
Effect of performance share units	1,292,874	228,750	1,124,296	228,750

Diluted	60,870,914	60,879,777	60,609,468	61,145,526

There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the three and nine months ended September 30, 2016 and 2015.

The effect of performance share units (“PSUs”) included in the calculation of weighted average diluted shares outstanding includes the following:

	Three and nine months ended September 30,
	2016	2015
PSUs which met the performance criteria	861,916	152,500

Stock Options

The following tables summarize information related to stock options:

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
Stock options exercised		42,500		443,750		125,000		596,250
Weighted average exercise price	CDN$	10.59	CDN$	2.47	CDN$	8.58	CDN$	2.66
Cash proceeds		$344		$849		$822		$1,253
Stock options expired or forfeited		16,250		—		16,250		2,500

	September 30, 2016
Stock options outstanding		1,476,250
Weighted average exercise price per stock option outstanding	CDN$	8.75
Weighted average fair value at grant date per stock option outstanding		$2.67

Performance Share Unit Plan

On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price (“VWAP”) of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board has full discretion to determine the form of settlement of the PSUs and as of September 30, 2016, no such discretion has been used. As a result, the Company has no present obligation to settle the PSUs in cash and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of September 30, 2016.

Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement of a participant. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was nil and $0.4 million for the three and nine months ended September 30, 2016 and was included in earnings in selling, general and administrative expense.

The following tables summarize information related to PSUs:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
PSUs granted	—	—	392,572	363,600
Weighted average fair value per PSU granted	—	—	$13.52	$13.64
PSUs cancelled/forfeited	25,688	1,770	28,696	1,770

September 30, 2016
PSUs outstanding	861,916
Weighted average fair value per PSU outstanding	$13.24

The PSUs are normally earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability. The number of shares earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. Based on the Company’s TSR ranking as of September 30, 2016, the number of shares earned if all of the outstanding awards were to be settled at September 30, 2016, would be equivalent to 150% of awards granted.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	Nine months ended September 30,
	2016		2015
Expected life		3 years		3 years
Expected volatility(1)		36%		35%
Risk-free interest rate		1.05%		1.07%
Expected dividends(2)		0.00%		0.00%
Performance period starting price(3)	CDN$	18.49	CDN$	17.86
Stock price at grant date	CDN$	18.44	CDN$	17.53

(1) Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2) A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to (a) the number of shares issued or delivered to the participant or, in the event of cash settlement, an amount equal to the number of shares that would otherwise have been issued or delivered to the participant, multiplied by (b) the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of September 30, 2016, the Company accrued $0.4 million ($0.1 million as of December 31, 2015) in the consolidated balance sheets in other liabilities.

(3) The performance period starting price is measured as the five-day VWAP for the common shares of the Company on the TSX on the grant date.

Deferred Share Unit Plan

The following tables summarize information related to deferred share units (“DSUs”):

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
DSUs granted	40,951	9,345	52,665	46,142
Weighted average fair value per DSU granted	$17.47	$11.42	$16.76	$15.09
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors' fees not yet granted	$81	$65	$81	$65

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
DSUs settled	—	—	—	16,460
Less: shares withheld for required minimum tax withholding	—	—	—	10,063

Shares issued upon DSU settlement	—	—	—	6,397

September 30, 2016
DSUs outstanding	119,248
Weighted average fair value per DSU outstanding	$15.04

Stock Appreciation Rights

The following tables summarize information regarding stock appreciation rights (“SARs”):

	Three months ended September 30,				Nine months ended September 30,
	2016		2015		2016		2015
Expense (income) recorded in earnings in selling, general and administrative expenses		$769		($2,059)		$2,215		($1,841)
SARs exercised		234,475		20,000		382,202		52,500
Exercise price	CDN$	7.56	CDN$	7.56	CDN$	7.56	CDN$	7.56
Cash payments on exercise, including awards exercised but not yet paid		$2,754		$143		$4,018		$462

	September 30, 2016		December 31, 2015
	$		$
Outstanding amounts vested recorded in the consolidated balance sheets in accounts payable and accrued liabilities		3,161		4,014
Aggregate intrinsic value of outstanding vested awards		2,312		2,857

7- FINANCIAL INSTRUMENTS

The following tables summarize information regarding interest swap agreements designated as cash flow hedges:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
The change in fair value of the derivatives used for calculating hedge effectiveness	($625)	$1,212	$1,009	$1,481

The carrying amount and fair value was a liability, included in other liabilities in the consolidated balance sheet, amounting to $1.5 million and $0.4 million as of September 30, 2016 and December 31, 2015, respectively.

The Company categorizes its interest rate swap as Level 2 within the fair value measurement hierarchy as the fair value is estimated using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

As at September 30, 2016 and December 31, 2015, the fair value of long-term debt, excluding finance lease liabilities, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing and approximates its carrying amount.

8- COMMITMENTS

The following table summarizes information related to commitments to purchase machinery and equipment:

	September 30, 2016		December 31, 2015
	$		$
Commitments to purchase machinery and equipment		36,224		20,877

Effective May 1, 2016, the Company entered into a five-year electricity service contract for one of its manufacturing facilities under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $12 million as of September 30, 2016, and would decline monthly based on actual service billings to date.

9- BUSINESS ACQUISITION

On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Parent Company, under a Share Purchase Agreement (the “Powerband Agreement”) dated September 2, 2016, purchased 74% of the issued and outstanding shares in Powerband Industries Private Limited (doing business as “Powerband”) (the “Acquisition”) a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family (the “Promoters”) who founded Powerband in 1994.

IPG Mauritius Ltd. paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $43.4 million, subject to a post-closing working capital adjustment. The Company and the Promoters each deposited into escrow $1.4 million and $4.8 million, respectively, related to customary representations, warranties and covenants in the Powerband Agreement which contains customary indemnification provisions. Subsequent to September 30, 2016, all amounts deposited were released from escrow.

The net cash consideration paid on the closing date was as follows:

	September 16, 2016 (Unaudited)
	$
Consideration paid in cash		43,397
Less: cash balances acquired		1

		43,396

The Acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. The Acquisition will be accounted for using the acquisition method of accounting. The Company expects a significant portion of the Acquisition purchase price to be assigned to goodwill and intangible assets. Management is still in the preliminary stages of assessing the fair value of the opening balance sheet purchase price allocation and is not yet able to provide a final breakout of the purchase price allocation due to the mid-month timing of the Acquisition and the post-closing working capital adjustment. The Company does not expect any of the goodwill to be deductible for income tax purposes.

The preliminary fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

September 16, 2016 (Unaudited)
$
Current assets
Cash	1
Trade receivables	1,269
Inventories	1,802
Other current assets	1,137
Property, plant and equipment	6,316

10,525
Current liabilities
Accounts payable and accrued liabilities	1,017
Installments on long-term debt	212
Deferred tax liability	298
Long-term debt	1,098

2,625

Fair value of net identifiable assets acquired	7,900

September 16,
2016
(Unaudited)

$
Cash consideration transferred	43,397
Remaining noncontrolling interest	2,054
Less: fair value of net identifiable assets acquired	7,900

Goodwill	37,551

The Company measures the non-controlling interest at it’s proportionate share of the net identifiable assets acquired.

10- POST REPORTING EVENTS

Adjusting Events

•	On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company has recorded a provision of $1.9 million as of September 30, 2016 for full and complete settlement of all matters between the parties with respect to the litigation. The Company paid the settlement in full in October 2016.

Non-Adjusting Events

•	On November 10, 2016, the Company declared a quarterly cash dividend of $0.14 per common share payable on December 30, 2016 to shareholders of record at the close of business on December 15, 2016. The estimated amount of this dividend payment is $8.2 million based on 58,645,335 of the Company’s common shares issued and outstanding as of November 10, 2016.

•	On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims related to the South Carolina Flood in the amount of $30.0 million, subject to a $0.5 million deductible. The Company has received a total of $10.0 million in insurance claim settlement proceeds to date of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in the fourth quarter of 2015 and $4.5 million and $0.5 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in the second quarter of 2016.

No other significant non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2016.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2016 and ended on September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of November, 2016.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2016.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2016 and ended on September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of November, 2016.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer